Exhibit 99.1

RLJ ENTERTAINMENT REPORTS SECOND QUARTER 2018 FINANCIAL RESULTS

Digital Channels Subscribers Increased 49% Year-Over-Year

Net Revenue Increased 14% Year-Over-Year with Digital Channels Revenue Up 46%

Gross Profit Increased 15% Year-Over-Year; Gross Margin Increased 60 Basis Points Year-Over-Year

Q2 Net Loss of $2.0M; Adjusted EBITDA Grew 15% Year-Over-Year to $4.5M

SILVER SPRING, MD – August 9, 2018 – RLJ Entertainment, Inc. (“RLJ Entertainment,” “RLJE” or “the Company”) (NASDAQ: RLJE), today announced financial results for the quarter ended June 30, 2018.

Second Quarter 2018 Highlights

•

Digital Channels paying subscribers increased 49.1% from the second quarter of 2017 to over 820,000. Digital Channels segment revenues increased 46.0% to $9.4 million from $6.4 million in second quarter 2017.

•	Net revenues increased 14.0% to $21.5 million, primarily driven by a $3.0 million increase in Digital Channels segment revenues.
•

Gross profit increased 15.3% to $11.2 million and gross margin increased approximately 60 basis points to 52.3% in the second quarter 2018 from last year. Continued growth in our Digital Channels segment, which represents a larger portion of total revenues, drove the improvements in gross profit and gross margin.

•	Equity earnings from Agatha Christie Limited (ACL) increased 48.2% year-over-year to $1.3 million driven by ACL’s film and publishing business segments.
•

Net loss was $2.0 million compared to $0.9 million in the second quarter of 2017 as a result of our higher investment in content and marketing expenses, as well as $1.0 million of transaction costs incurred to respond to AMC Networks’ merger proposal offset by the improvement in gross profit generated by our Digital Channels segment.

•	Adjusted EBITDA increased to $4.5 million from $3.9 million in the second quarter of 2017 primarily due to the growth of higher-margin Digital Channels segment revenues.

Robert L. Johnson, Chairman of RLJ Entertainment, stated, “The OTT landscape continues to represent a tremendous growth future as viewership increases and new platforms emerge.  With our differentiated targeted brands, Acorn TV and Urban Movie Channel (UMC), that fulfill consumers’ demands and preferences, we continue to expand our position, delivering a strong value proposition to subscribers.”

Miguel Penella, Chief Executive Officer of RLJ Entertainment, stated, “Subscriber growth was strong in second quarter 2018, gaining momentum as our increased investments in unique and original content, broader distribution across multiple recognized platforms and heightened consumer awareness continue to pay off.  Digital Channel subscribers grew past the 820,000 mark, our Wholesale business remains a strong, increasingly profitable contributor, and Agatha Christie Limited’s performance yields both highly demanded content and strong dividends in our IP segment.”

Mark Nunis, Principal Financial and Accounting Officer of RLJ Entertainment, commented, “RLJ Entertainment’s revenue gains and profitability expansion continued in the quarter as we execute consistently on increasing our strategic investments in growth and controlling costs carefully.”

Conference Call Information

In view of the recently announced transaction with AMC Networks, RLJ Entertainment will not conduct a conference call this quarter.

About RLJ Entertainment, Inc.

RLJ Entertainment, Inc. (NASDAQ: RLJE) is a premium digital channel company serving distinct audiences primarily through its popular OTT branded channels, Acorn TV (British TV) and UMC (Urban Movie Channel), which have rapidly grown through development, acquisition, and distribution of its exclusive rights to a large library of international and British dramas, independent feature films and urban content. RLJE’s titles are also distributed in multiple formats including broadcast and pay television, theatrical and non-theatrical, DVD, Blu-ray, and a variety of digital distribution models (including EST, VOD, SVOD and AVOD) in North America, the United Kingdom, and Australia. Additionally, through Acorn Media Enterprises, its UK development arm, RLJE co-produces and develops new programs and owns 64% of Agatha Christie Limited. For more information, please visit RLJEntertainment.com, Acorn.tv, and UMC.tv.

Forward Looking Statements

This press release may include “forward looking statements” within the meaning of the “safe harbor” provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Other than statements of historical fact, all statements made in this press release are forward-looking, including, but not limited to, statements regarding goals, industry prospects, future results of operations or financial position, and statements of our intent, belief and current expectations about our strategic direction, prospective and future results and condition.  In some cases, forward-looking statements may be identified by words such as “will,” “should,” “could,” “may,” “might,” “expect,” “plan,” “possible,” “potential,” “predict,” “anticipate,” “believe,” “estimate,” “continue,” “future,” “intend,” “project” or similar words.

Forward-looking statements involve risks and uncertainties that are inherently difficult to predict, which could cause actual outcomes and results to differ materially from our expectations, forecasts and assumptions.  Factors that might cause such differences include, but are not limited to:

•	Our ability to satisfy the conditions in the Agreement and Plan of Merger we have entered with AMC Networks, Inc. and to complete the merger contemplated by that agreement;
•

Our financial performance, including our ability to achieve improved results from operations and improved earnings before income tax, depreciation and amortization, non-cash royalty expense, interest expense, non-cash exchange gains and losses on intercompany accounts, goodwill impairments, restructuring costs, change in fair value of stock warrants and other derivatives, stock-based compensation, basis-difference amortization in equity earnings of affiliate and dividends received from affiliate in excess of equity earnings of affiliate (or Adjusted EBITDA);

•	Our expectation that subscribers, revenues and financial performance of our digital channels will continue to grow and have a positive effect on our liquidity, cash flows and operating results;
•	The effects of limited cash liquidity on operational performance;
•	Our obligations under the credit agreement;
•	Our ability to satisfy financial ratios;
•	Our ability to generate sufficient cash flows from operating activities;
•	Our ability to fund planned capital expenditures and development efforts;
•	Our inability to gauge and predict the commercial success of our programming;
•

Our ability to maintain relationships with customers, employees and suppliers, including our ability to enter into revised payment plans, when necessary, with our vendors that are acceptable to all parties;

•	Delays in the release of new titles or other content;
•	The effects of disruptions in our supply chain;
•	The loss of key personnel; or
•	Our public securities’ limited liquidity and trading.

You should carefully consider and evaluate all of the information in this press release, including the risk factors listed above and in our Form 10-K filed with the Securities Exchange Commission (or SEC), including “Item 1A.  Risk Factors.”  If any of these risks occur, our business, results of operations, and financial condition could be harmed, the price of our common stock could decline and you may lose all or part of your investment, and future events and circumstances could differ significantly from those anticipated in the forward-looking statements contained in this press release.  Unless otherwise required by law, we undertake no obligation to release publicly any updates or revisions to any such forward-looking statements that may reflect events or circumstances occurring after the date of this press release.

Readers are referred to the most recent reports filed with the SEC by RLJ Entertainment. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information About the Transaction and Where to Find It

This communication may be deemed to be solicitation material with respect to the proposed transaction for AMC Networks to acquire RLJ Entertainment. In connection with this proposed transaction, AMC Networks will file relevant materials with the SEC, including amended Schedule 13D filings and a transaction statement on Schedule 13E-3 with respect to RLJ Entertainment. RLJ Entertainment will file relevant materials with the SEC, including a proxy statement on Schedule 14A. STOCKHOLDERS OF RLJ ENTERTAINMENT ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING AMC NETWORKS’ TRANSACTION STATEMENT AND RLJ ENTERTAINMENT’S PROXY STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, http://www.sec.gov, and RLJ Entertainment’s stockholders will receive information at an appropriate time on how to obtain transaction-related documents free of charge from RLJ Entertainment. Such documents are not currently available.

Participants in Solicitation

AMC Networks and its directors and executive officers, and RLJ Entertainment and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of RLJ Entertainment common stock in respect of the proposed transaction.  Information about the directors and executive officers of AMC Networks is set forth in the proxy statement for AMC Network’s 2018 Annual Meeting of Stockholders, which was filed with the SEC on April 26, 2018.  Information about the directors and executive officers of RLJ Entertainment is set forth in the proxy statement for RLJ Entertainment’s 2017 Annual Meeting of Stockholders, which was filed with the SEC on June 23, 2017.  Investors may obtain additional information regarding the interest of such participants by reading the proxy statement regarding the proposed transaction when it becomes available.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, invitation, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Media Contact:
Traci Otey Blunt, 301-830-6204
RLJ Entertainment, Inc.
tblunt@rljentertainment.com

Investor Contact:
Jody Burfening/Carolyn Capaccio, 212-838-3777

LHA

ir@rljentertainment.com

# # #

RLJ ENTERTAINMENT, INC.

Consolidated Balance Sheets

(Unaudited)

As of June 30, 2018 and December 31, 2017

	June 30,	December 31,
(In thousands, except share data)	2018	2017
ASSETS
Cash	$3,453	$6,215
Accounts receivable, net	16,989	24,926
Inventories, net	4,599	4,448
Investments in content, net	78,660	70,483
Prepaid expenses and other assets	1,022	1,197
Property, equipment and improvements, net	1,049	1,185
Equity investment in affiliate	20,135	21,589
Other intangible assets, net	7,081	7,752
Goodwill	13,911	13,985
Total assets	$146,899	$151,780
LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable and accrued liabilities	$13,755	$16,707
Accrued royalties and distribution fees	46,584	47,414
Deferred revenue	3,388	2,859
Debt, net of discounts and debt issuance costs	54,854	52,639
Deferred tax liability	367	518
Stock warrant and other derivative liabilities	17,123	13,685
Total liabilities	136,071	133,822
Commitments and contingencies (see Note 14)
Shareholders' Equity
Redeemable convertible preferred stock, $0.001 par value, 1,000,000 shares authorized; 31,046 shares issued; 15,198 shares outstanding at June 30, 2018 and December 31, 2017; liquidation preference of $17,993 at June 30, 2018 and $17,997 at December 31, 2017	18,887	19,563
Common stock, $0.001 par value, 250,000,000 shares authorized, 15,138,250 shares issued and 15,127,138 shares outstanding at June 30, 2018; and 14,071,423 shares issued and outstanding at December 31, 2017	15	14
Additional paid-in capital	135,844	132,422
Accumulated deficit	(140,055)	(130,842)
Accumulated other comprehensive loss	(3,863)	(3,199)
Treasury shares, at cost, 11,112 shares at June 30, 2018 and zero at December 31, 2017	—	—
Total shareholders' equity	10,828	17,958
Total liabilities and shareholders' equity	$146,899	$151,780

RLJ ENTERTAINMENT, INC.

Consolidated Statements of Operations

(Unaudited)

Six Months Ended June 30, 2018 and 2017

	Three Months Ended June 30,		Six Months Ended June 30,
(In thousands, except share data)	2018	2017	2018	2017
Revenues	$21,474	$18,833	$40,056	$32,720
Cost of sales
Content amortization and royalties	7,562	6,261	14,258	12,329
Manufacturing and fulfillment	2,678	2,829	5,764	5,881
Total cost of sales	10,240	9,090	20,022	18,210
Gross profit	11,234	9,743	20,034	14,510

Selling expenses	4,776	2,875	9,041	5,159
General and administrative expenses	5,093	4,716	10,404	9,239
Depreciation and amortization	705	904	1,590	1,777
Total operating expenses	10,574	8,495	21,035	16,175
INCOME (LOSS) FROM OPERATIONS	660	1,248	(1,001)	(1,665)

Equity earnings of affiliate	1,288	869	2,072	1,420
Interest expense, net	(2,362)	(2,152)	(4,653)	(4,038)
Change in fair value of stock warrants and other derivatives	(471)	(491)	(3,438)	(3,383)
(Loss) Gain on extinguishment of debt	—	(425)	—	470
Other (expense) income, net	(1,414)	161	(1,591)	445
LOSS FROM OPERATIONS BEFORE BENEFIT (PROVISION) FOR INCOME TAXES	(2,299)	(790)	(8,611)	(6,751)
Benefit (Provision) for income taxes	285	(76)	145	(237)
NET LOSS	(2,014)	(866)	(8,466)	(6,988)
Accretion on preferred stock	(193)	(379)	(386)	(756)
NET LOSS ATTRIBUTABLE TO COMMON SHAREHOLDERS	$(2,207)	$(1,245)	$(8,852)	$(7,744)
Net loss per common share attributable to common shareholders:
Basic and diluted net loss per common share attributable to common shareholders	$(0.15)	$(0.20)	$(0.60)	$(1.36)

Weighted average shares outstanding:
Basic and diluted	15,031	6,196	14,730	5,691

RLJ ENTERTAINMENT, INC.

UNAUDITED Adjusted EBITDA

Three and Six Months Ended June 30, 2018 and 2017

We define “Adjusted EBITDA” as earnings before income tax, depreciation, amortization, non-cash royalty expense, interest expense, non-cash exchange gains and losses on intercompany accounts, goodwill impairments, restructuring costs, change in fair value of stock warrants and other derivatives, stock-based compensation, basis-difference amortization in equity earnings of affiliate and dividends received from affiliate in excess of equity earnings of affiliate.  Management believes Adjusted EBITDA to be a meaningful indicator of our performance that provides useful information to investors regarding our financial condition and results of operations because it removes material non-cash items that allows investors to analyze the operating performance of the business using the same metric management uses.  The exclusion of non-cash items better reflects our ability to make investments in the business and meet obligations.  Presentation of Adjusted EBITDA is a non-GAAP financial measure commonly used in the entertainment industry and by financial analysts and others who follow the industry to measure operating performance.  Management uses this measure to assess operating results and performance of our business, perform analytical comparisons, identify strategies to improve performance and allocate resources to our business segments. While management considers Adjusted EBITDA to be an important measure of comparative operating performance, it should be considered in addition to, but not as a substitute for, net income and other measures of financial performance reported in accordance with U.S. GAAP. Not all companies calculate Adjusted EBITDA in the same manner and the measure, as presented, may not be comparable to similarly-titled measures presented by other companies.

The following table includes the reconciliation of our consolidated U.S. GAAP net loss to our consolidated Adjusted EBITDA:

	Three Months Ended June 30,		Six Months Ended June 30,
(In thousands)	2018	2017	2018	2017
Net loss	$(2,014)	$(866)	$(8,466)	$(6,988)
Interest expense	2,362	2,152	4,653	4,038
Provision for income tax	(285)	76	(145)	237
Depreciation and amortization	705	904	1,590	1,777
Basis-difference amortization in equity earnings of affiliate	121	114	246	225
Change in fair value of stock warrants and other derivatives	471	491	3,438	3,383
Stock-based compensation	638	358	1,327	512
Restructuring	1,097	423	1,321	(192)
Foreign currency exchange gain on intercompany accounts	381	(192)	388	(475)
Dividends received from affiliate in excess of equity earnings of affiliate	824	—	824	—
Non-cash royalty expense	228	476	824	1,516
Adjusted EBITDA	$4,528	$3,936	$6,000	$4,033